Filed by: Berry Global Group, Inc.

Commission File No.: 001-35672

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Glatfelter Corporation

(Commission File No.: 001-03560)

Below is a press release issued jointly by Berry Global Group, Inc. and Glatfelter Corporation on September 20, 2024:

Berry Global and Glatfelter Announce Date of the Glatfelter Shareholder Meeting in Connection with the Proposed Merger of Berry’s Health, Hygiene and Specialties Global Nonwovens and Films Business with Glatfelter

Special Meeting of the Glatfelter Shareholders Scheduled for October 23, 2024

Proxy Statement/Prospectus to be Mailed to the Glatfelter Shareholders Beginning on or about September 20, 2024

Special Meeting of the Glatfelter Shareholders Scheduled for October 23, 2024, at 8:00 AM Eastern Daylight Time

EVANSVILLE, IN & CHARLOTTE, NC -- (BUSINESS WIRE) -- September 20, 2024 -- Berry Global Group, Inc. (NYSE:BERY) and Glatfelter Corporation (NYSE:GLT) announced today the date of the special meeting of the Glatfelter shareholders to seek approval of, among other matters, the issuance of additional shares of Glatfelter common stock as well an amendment to the Glatfelter charter to increase the number of authorized shares of Glatfelter common stock and to effect a reverse stock split of the common shares of Glatfelter. Approval of these matters by the Glatfelter shareholders will be a significant milestone in the proposed merger of Berry’s Health, Hygiene and Specialties Global Nonwovens and Films business with Glatfelter in a Reverse Morris Trust transaction. As previously disclosed, upon closing of the transaction, the combined company will be renamed Magnera Corporation.

The special meeting of the Glatfelter shareholders will be held online on October 23, 2024 at 8:00 AM Eastern Daylight Time via live audio webcast at www.virtualshareholdermeeting.com/GLT2024SM.

The Glatfelter shareholders of record as of the close of business on September 3, 2024 are entitled to vote at the special meeting and will receive the proxy statement/prospectus, which will be mailed to shareholders beginning on or about September 20, 2024. The proxy statement/prospectus contains important information about the proposed transaction and the matters to be considered at the special meeting. The proxy statement/prospectus is available on the SEC’s website at https://www.sec.gov/Archives/edgar/data/41719/000110465924101145/tm2412884-18_424b3.htm.

Glatfelter’s board of directors unanimously recommend that the Glatfelter shareholders vote “FOR” all the matters to be considered at the special meeting. For the transaction to close, the Glatfelter shareholders must approve the share issuance and the charter amendment proposals.

Cautionary Statement Concerning Forward-Looking Statements

Statements in this release that are not historical, including statements relating to the expected timing, completion and effects of the proposed transaction between Berry Global Group, Inc., a Delaware corporation (“Berry”), and Glatfelter Corporation, a Pennsylvania corporation (“Glatfelter” or the “Company”), are considered “forward-looking” within the meaning of the federal securities laws and are presented pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “would,” “could,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “outlook,” “anticipates” or “looking forward,” or similar expressions that relate to strategy, plans, intentions, or expectations. All statements relating to estimates and statements about the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, benefits of the transaction, including future financial and operating results, executive and Board transition considerations, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts are forward-looking statements. In addition, senior management of Berry and Glatfelter, from time to time may make forward-looking public statements concerning expected future operations and performance and other developments.

Actual results may differ materially from those that are expected due to a variety of factors, including without limitation: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that the Glatfelter shareholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated or may be delayed; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to potential litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; risks and costs related to the implementation of the separation of the business, operations and activities that constitute the global nonwovens and hygiene films business of Berry (the “HHNF Business”) into Treasure Holdco, Inc., a Delaware corporation and a wholly owned subsidiary of Berry (“Spinco”), including timing anticipated to complete the separation; any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of the combined company is more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of Berry and Glatfelter and its business, operations, financial condition and the industry in which they operate; risks related to disruption of management time from ongoing business operations due to the proposed transaction; failure to realize the benefits expected from the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of the parties to retain customers and retain and hire key personnel and maintain relationships with their counterparties, and on their operating results and businesses generally; and other risk factors detailed from time to time in Glatfelter’s and Berry’s reports filed with the Securities and Exchange Commission (“SEC”), including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus and the registration statements filed with the SEC in connection with the proposed transaction. The foregoing list of important factors may not contain all of the material factors that are important to you. New factors may emerge from time to time, and it is not possible to either predict new factors or assess the potential effect of any such new factors. Accordingly, readers should not place undue reliance on those statements. All forward-looking statements are based upon information available as of the date hereof. All forward-looking statements are made only as of the date hereof and neither Berry nor Glatfelter undertake any obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Berry and Glatfelter. In connection with the proposed transaction, Glatfelter filed a registration statement on Form S-4 containing a proxy statement/prospectus with the SEC which was declared effective on September 17, 2024. Glatfelter has also filed a proxy statement/prospectus which will be sent to Glatfelter’s shareholders on or about September 20, 2024. In addition, Spinco filed a registration statement on Form 10 in connection with its separation from Berry. The Form 10 has not yet been declared effective. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which Berry and/or Glatfelter may file with the SEC. STOCKHOLDERS OF BERRY AND GLATFELTER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENTS AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the registration statements and proxy statement/prospectus as well as other filings containing information about Berry and Glatfelter, as well as Spinco, without charge, at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Berry or Spinco will be made available free of charge on Berry’s investor relations website at ir.berryglobal.com. Copies of documents filed with the SEC by Glatfelter will be made available free of charge on Glatfelter’s investor relations website at www.glatfelter.com/investors.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to sell, subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

Berry and its directors and executive officers, and Glatfelter and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Glatfelter common stock and/or the offering of securities in respect of the proposed transaction. Information about the directors and executive officers of Berry, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption “Security Ownership of Beneficial Owners and Management” in the definitive proxy statement for Berry’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on January 4, 2024 (www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/0001378992/000110465924001073/tm2325571d6_def14a.htm). Information about the directors and executive officers of Glatfelter including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption “Security Ownership of Certain Beneficial Owners and Management” in the proxy statement for Glatfelter’s 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 26, 2024 (www.sec.gov/ix?doc=/Archives/edgar/data/0000041719/000004171924000013/glt-20240322.htm). Additional information regarding the interests of these participants can also be found in the Form S-4 and the proxy statement/prospectus filed by Glatfelter with the SEC and the registration statement on Form 10 filed by Spinco with the SEC.

About Berry

At Berry Global Group, Inc. (NYSE: BERY), we create innovative packaging solutions that we believe make life better for people and the planet. We do this every day by leveraging our unmatched global capabilities, sustainability leadership, and deep innovation expertise to serve customers of all sizes around the world. Harnessing the strength in our diversity and industry-leading talent of over 40,000 global employees across more than 250 locations, we partner with customers to develop, design, and manufacture innovative products with an eye toward the circular economy. The challenges we solve and the innovations we pioneer benefit our customers at every stage of their journey. For more information, visit our website, or connect with us on LinkedIn or Twitter. (BERY-F)

About Glatfelter

Glatfelter is a leading global supplier of engineered materials with a strong focus on innovation and sustainability. The Company’s high-quality, technology-driven, innovative, and customizable nonwovens solutions can be found in products that are Enhancing Everyday Life®. These include personal care and hygiene products, food and beverage filtration, critical cleaning products, medical and personal protection, packaging products, as well as home improvement and industrial applications. Headquartered in Charlotte, NC, the Company’s 2022 revenue was $1.5 billion with approximately 2,980 employees worldwide. Glatfelter’s operations utilize a variety of manufacturing technologies including airlaid, wetlaid and spunlace with fifteen manufacturing sites located in the United States, Canada, Germany, France, Spain, the United Kingdom, and the Philippines. The Company has sales offices in all major geographies serving customers under the Glatfelter and Sontara® brands. Additional information about the Company may be found on our website at www.glatfelter.com or connect with us on LinkedIn.

Berry Global, Inc.

Investor Contact

Dustin Stilwell

VP, Investor Relations

+1 812.306.2964

ir@berryglobal.com

Glatfelter Corporation

Investor Contact

Ramesh Shettigar

+1 717.225.2746

Ramesh.Shettigar@glatfelter.com

Media Contact

Eileen L. Beck

+1 717.225.2793

Eileen.Beck@glatfelter.com